April 18, 2018

Via EDGAR and Overnight Delivery

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Ada Sarmento

Chris Edwards

Jacob Luxenburg

Sharon Blume

Re:	Innovate Biopharmaceuticals, Inc.

Amendment No. 1 to Form 8-K

Filed March 29, 2018

File No. 001-37797

Dear Mr. Luxenburg:

On behalf of our client, Innovate Biopharmaceuticals, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 10, 2018 and relating to the Company’s Amendment No. 1 to Form 8-K (File No. 001-37797) filed with the Commission on March 29, 2018 (“Amendment No. 1”). The Company is filing concurrently with this letter the Company’s Amendment No. 2 to Form 8-K filed on the date hereof (“Amendment No. 2”) in response to the Staff’s comments in respect of Amendment No. 1. For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and Amendment No. 2, in care of Mr. Luxenburg.

In this letter, we have recited the comments from the Staff in bold italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Amendment No. 2, as applicable. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 2.

U.S. Securities and Exchange Commission

April 18, 2018

Amendment No. 1 to Form 8-K filed March 29, 2018

Innovate Business, page 4

1.	We note your disclosure in several places regarding the "favorable safety profile" of your product candidates. This is a conclusion that is within the FDA's authority. Please remove or revise these statements accordingly.

The Company has revised the disclosures in Amendment No. 2 as requested.

Our Drug Product Pipeline, page 8

2.	Please remove the global market potential column from your product pipeline table. It is inappropriate to include this information in the product pipeline table since you do not have any approved product candidates.

The Company has revised the disclosure on page 8 of Amendment No. 2 as requested.

Summary of Key Clinical Trials using Larazotide in Celiac Disease, page 11

3.	We note your disclosure that five patients experienced a serious adverse event over the course of seven clinical trials. Please disclose all of the serious adverse events that the five patients experienced.

The Company has revised the disclosure on page 11 of Amendment No. 2 as requested.

INN-217: Non-alcoholic steatohepatitis (NASH) and The Microbiome, page 18

4.	With respect to the expected size of the market for NASH therapeutics in the major markets, please disclose what portion of this market is attributed to the specific type of product that you intend to provide. Also, please revise your disclosure to indicate whether you intend to serve these major markets here and wherever you provide data concerning the major markets for your product candidates.

The Company has revised the disclosure on page 18 of Amendment No. 2 as requested.

U.S. Securities and Exchange Commission

April 18, 2018

INN-108: Mild-to-Moderate Ulcerative Colitis, page 19

5.	We note the disclosure that was added in response to prior comment 10. Please disclose the dates that each of the Phase 1 trials was conducted.

The Company has revised the disclosure on page 20 of Amendment No. 2 as requested.

Licensing Agreements, page 22

6.	We note your response to our prior comment 13 and your disclosure in this section regarding the expiration dates of the last to expire patents. Please specify in this section which patents are the most significant in each patent portfolio.

The Company has revised the disclosure on page 22 of Amendment No. 2 as requested.

Asset Purchase Agreement, page 24

7.	We note your response to our prior comment 15 and reissue with respect to your asset purchase agreement with Repligen Corporation. Please revise your disclosure to include the royalty rate or royalty range not to exceed a ten percent range.

The Company has revised the disclosure on page 24 of Amendment No. 2 as requested.

Unaudited Pro Forma Condensed Combined Financial Information as of and for the Year Ended December 31, 2017

2) Pro Forma Adjustments, page 119

8.	We acknowledge your response to our prior comment 23. Noting that you recognized a pro forma Net loss during the year ended December 31, 2017, please amend caption "(h)" to remove mention of "pro forma combined fully diluted shares outstanding", as we do not believe this measure is either relevant or required in your filing.

The Company has removed mention of "pro forma combined fully diluted shares outstanding" from Amendment No. 2 as requested.

Unaudited Pro Forma Condensed Combined Financial Information as of and for the Nine Months Ended September 30, 2017, page 120

9.	We note you updated your Form 8-K filing to include pro forma financial statements for the year ended December 31, 2017. As such, please remove your pro forma financial statements for the period ended September 30, 2017.

The Company has removed the pro forma financial statements for the period ended September 30, 2017 from Amendment No. 2 as requested.

***

Please direct any questions regarding the Company’s responses or Amendment No. 2 to me at (919) 995-4130 or jmadan@innovatebiopharma.com.

Sincerely,

INNOVATE BIOPHARMACEUTICALS, INC.

/s/ Jay P. Madan

Jay P. Madan, President

cc:	Thomas Hornish, Wilson Sonsini Goodrich & Rosati, P.C.

Heyward Armstrong, Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.